                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LAND, SUITE 1400
                            DALLAS, TEXAS 75247-5014

                                                               November 16, 1998

Dear Fellow Stockholders:

    As you know, on October 19, 1998, BRC Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Affiliated Computer Services, Inc. ("Parent") and ACS Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase 8,704,238 shares (the "Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), which is approximately 51%, on a fully diluted basis, of the outstanding shares of Common Stock, for a price of $19.00 per Share, net to the seller in cash without interest. The Offer, and a contemplated follow on merger of the Purchaser with and into the Company are more particularly described in the Offer to Purchase, dated October 23, 1998 of Purchaser and Parent and the related Schedule 14D-9, as amended, of the Company.

    The accompanying Supplement to the Offer to Purchase and Schedule 14D-9/A (Amendment No. 3) are each intended to provide additional information related to the Offer and should be read in connection with the Purchaser's Offer to Purchase and the Company's amended Schedule 14D-9.

                                          Very truly yours,

                                          Paul Stoffel

                                          CHAIRMAN OF THE BOARD
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 3)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                            ------------------------

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)

                            ------------------------

                               BRC HOLDINGS, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JERROLD L. MORRISON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LANE, SUITE 1400
                            DALLAS, TEXAS 75247-5014
                                 (214) 688-1800
            (Name, Address and Telephone Number of Person Authorized
     to Receive Notice and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                WITH COPIES TO:

            JEFFERY M. SONE, ESQ.                        CHARLES S. GILBERT, ESQ.
             ARTER & HADDEN, LLP                           JACKSON WALKER L.L.P.
        1717 MAIN STREET, SUITE 4100                    901 MAIN STREET, SUITE 6000
            DALLAS TX 75201-4605                            DALLAS, TEXAS 75202
               (214) 761-2100                                 (214) 953-6000

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
    This Amendment No. 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Statement") relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Schedule 14D-1") of ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent") for 8,704,238 shares of Common Stock, par value $.10 per share (the "Shares"), of the Company. The purpose of this Amendment No. 3 is to amend and supplement Items 3, 4, 8 and 9 of the Schedule 14D-9 as described below.

ITEM 3.  IDENTITY AND BACKGROUND.

    Item 3 is hereby amended and supplemented as follows:

    As previously described in Item 4 of the Schedule 14d-9, over the preceding three years, Paul Stoffel contacted certain third parties regarding the possibility of entering into a material business transaction involving the Company and engaged in a certain other activities with regard thereto. Among other things, Mr. Stoffel was the principal negotiator for the Company with the Parent. Mr. Stoffel undertook these actions with the expectation of receiving compensation should his efforts result in a transaction. Although members of the Board were aware of Mr. Stoffel's actions and, generally, of his expectation of compensation, no agreement regarding these matters was entered into prior to October 18, 1998. On that day, as described in Item 3 of the Schedule 14d-9, the Board approved the Stoffel Agreement and the $1,300,000 payment contemplated therein, as appropriate compensation to Mr. Stoffel for his efforts on behalf of the Company and its stockholders.

ITEM 4.  THE SOLICITATION AND OR RECOMMENDATION.

    Item 4 is hereby amended and supplemented as follows:

    A putative class action complaint entitled Matador Capital Management Corporation ("Matador"), Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No. 16758-NC was filed on October 30, 1998, in the Court of Chancery of the State of Delaware against the Company, its directors, the Purchaser and Parent by Matador and related companies seeking, among other things, to enjoin the Offer and the Merger. The complaint alleges, among other things, certain misstatements and omissions in certain documents mailed to the Company's stockholders in connection with the Offer, certain breaches of the fiduciary duties of the Company's Board of Directors and the aiding and abetting of such breaches of fiduciary duties by Parent and the Purchaser. The above description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached as Exhibit 11 to Amendment No. 2 to the Schedule 14D-9 and is incorporated herein by reference.

    On November 4, 1998, Matador filed with the Commission a Schedule 13D with respect to its ownership of Shares and a Schedule 14D-9 with respect to the Offer. In such filings, Matador stated that it has had discussions with the senior management of the Company over the past 18 months, and may in the future have additional discussions with senior management, concerning various operational and financial aspects of the Company's business. Matador also stated that it may solicit indications of interest from potential purchasers of the Company and may retain one or more investment banking firms to assist it and to explore ways of maximizing long-term stockholder value. Matador stated that it has had and may in the future have discussions with other stockholders regarding various ways of maximizing long-term stockholder value. Matador stated that it may also seek to obtain financing for a bid for the Company alone or with other investors.

    With respect to the contacts that the Company and its representatives had with third parties regarding a possible business combination, as previously discussed in Item 4 of the Company's Schedule 14D-9, these contacts were with approximately 23 companies (other than Parent) during the last three years. Of these companies, approximately half made contacts with or were contacted by, the Company during the period between January and September of 1998. Of these companies, most were provided non-public information concerning the Company. Of the companies with whom the Company had contact during 1998 (other than Parent), four, International Sourcing, Ltd. ("ISL"), Tyler Corporation, Condor Technology Solutions ("Condor") and FYI, Inc. ("FYI"), expressed interest in discussing a business combination with the Company. Discussions between representatives of these interested companies and one or more members of senior management of the Company then took place. Following discussions with senior management of the Company, one of these four companies, ISL, requested and conducted extensive due diligence concerning the Company, its assets and operations. In addition, at the request of Tyler Corporation, representatives of that company made a presentation to the Board on May 14, 1998 regarding Tyler Corporation and its businesses. In that presentation, representatives of Tyler Corporation discussed a number of possible transactions involving the Company, but made no specific proposals. No substantive discussions between Tyler Corporation and the Company followed this presentation.

    ISL had initially approached the Company in October 1997 regarding sponsoring a possible management led buyout. ISL is owned and controlled by Charles M. Young, a co-founder and former director and officer of Parent. Discussions between ISL and the Company continued until July 1998 with ISL expressing interest in leading a management buyout of the Company. In an affidavit filed by Richard Kneipper of ISL in connection the Matador litigation, Mr. Kneipper stated that ISL proposed to Mr. Esping in March 1998 a cash offer between $20-22.50 per Share. On July 6, 1998, in a letter to the Company's Board of Directors, ISL expressed its continued interest in leading a management buyout consisting of an all cash price of $21-22.50 per Share, subject to the completion of additional due diligence, meetings with management and financing. In this letter, ISL also alleged that it had not been accorded the same access and treatment that other potential bidders for the Company were receiving. In a letter dated July 9, 1998 to ISL, the Company's counsel indicated that the Company's Board of Directors had significant concerns about the structure and financing of ISL's management buyout proposal, but stated that the Company would allow ISL to engage in additional financial due diligence. However, in a letter dated July 10, 1998 to ISL, the Company's counsel informed ISL that after further consideration the Company had determined that further discussions with ISL regarding the sponsorship by ISL of a management buyout or other corporate transaction were not in the best interests of the Company or its stockholders. By a letter dated July 29, 1998 from Mr. Kneipper, the Company was informed that ISL was continuing its efforts to finalize financing and its intent, once such financing is in place, was to submit a new offer. To date, the Company has not received any such offer, but in the affidavit filed in connection with the Matador litigation, Mr. Kneipper stated that ISL remains interested in pursuing negotiations with the Company regarding a transaction at a possible cash price higher than $19.00 per Share subject to certain conditions.

    At various meetings during August and September 1998, Condor expressed preliminary interest in acquiring the Company at a price of $21.00 per Share, but has failed to respond since October 1, 1998 to contacts by the Company.

    FYI met with Jerrold L. Morrison, President and Chief Operating Officer of the Company, beginning in April 1998 to discuss a possible acquisition of the Company. During one of such meetings in 1998, FYI discussed a cash price between $20.00 to $21.00 per Share. However, FYI deferred its interest shortly thereafter due to other activities and indicated that it would probably approach the Company again around the first to the middle of November 1998 regarding a possible transaction. To date, there have been no further substantive contacts between the Company and FYI.

    With respect to the discussions between the Company and Parent during late June and early July, there were substantive but preliminary discussions among Messrs. Stoffel, Rich and Rexford regarding potential price per Share and the potential structure of the transaction. On June 22, 1998, Mr. Rich called Mr. Stoffel and proposed a cash purchase of the Company's common stock of $18.00 per Share, subject to satisfactory due diligence, negotiation of a definitive merger agreement and approval of the respective boards of directors of Parent and the Company. Mr. Stoffel rejected this proposal, suggesting that Parent should consider a higher proposal price. On June 29, 1998, Messrs. Rich and Rexford called Mr. Stoffel and proposed a $20.00 per Share cash purchase price, subject to the same conditions.

    On July 1, 1998, Mr. Stoffel called Mr. Rexford and made a counter proposal of $21.00 per Share. Later that day, Messrs. Rich, Rexford and Stoffel tentatively agreed to proceed towards a potential transaction whereby Parent would pay $21.00 per Share subject to satisfactory due diligence, negotiation of a definitive merger agreement and approval of the respective boards of directors of Parent and the Company.

    On July 6, 1998, representatives of Parent met with representatives of the Company, including, for the first time several of the Company's operating managers, to continue due diligence. On July 9, 1998, Messrs. Rich and Stoffel held a meeting at Parent's offices at which Mr. Rich advised Mr. Stoffel that, based upon the results of Parent's financial and business due diligence, including its discussions with the Company's operating managers, Parent was no longer interested in pursuing a transaction with the Company at the proposed cash purchase price of $21.00 per Share or otherwise. At that point, discussions between the parties ceased until September 21, 1998, upon which the parties reinitiated discussions as described in Item 4 of the Schedule 14D-9.

    In addition, in connection with the Matador litigation, Mr. Morrison has stated in a deposition that he thinks $19.00 per Share is a low price and that the Company could get the market price of the stock to as high as $35.00 in approximately 18 months if, among other things, the Company were successful in continuing the growth of the business, was aggressive with respect to acquisitions and promoted the Company to the financial community.

    The Company understands that Jerrold L. Morrison, President and Chief Operating Officer of the Company, may have plans to depart from the employment of the Company at some point following consummation of the Merger.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended and supplemented as follows:

    STOCKHOLDER LITIGATION. A putative class action complaint entitled Matador Capital Management Corporation, Everglades Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.D. Brinkman, Robert E. Masterson and David H. Monnich C.A. No. 16758-NC was filed on October 30, 1998, in the Court of Chancery of the State of Delaware against the Company, its directors, the Purchaser and Parent by Matador Capital Management and related companies seeking, among other things, to enjoin the Offer and the Merger. The complaint alleges, among other things, certain misstatements and omissions in certain documents mailed to the Company's stockholders in connection with the Offer, certain breaches of the fiduciary duties of the Company's board of directors and the aiding and abetting of such breaches of fiduciary duties by Parent and the Purchaser. The Company intends to defend vigorously against these allegations. The above description of the complaint is qualified in its entirety by reference to the complaint, a copy of which is attached as Exhibit 11 to Amendment No. 2 to the Company's Schedule 14D-9 and is incorporated herein by reference.

    ANTITRUST UPDATE. Parent and the Company filed their Notification and Report Forms with respect to the Offer under the HSR Act on October 27, 1998. The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on November 11, 1998.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented as follows:

Exhibit 1 Agreement and Plan of Merger, dated October 18, 1998, among Parent, the Company and Purchaser.(2)(4)

Exhibit 2 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Jerrold L. Morrison.(2)(4)

Exhibit 3 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Harvey Braswell.(2)(4)

Exhibit 4 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Thomas E. Kiraly.(2)(4)

Exhibit 5 Transitional Compensation Agreement, dated October 9, 1998, between the Company and Bernard J. Owens.(2)(4)

Exhibit 6 Agreement, dated October 18, 1998, between the Company and Paul T.
          Stoffel.(2)(4)

Exhibit 7 Stock Tender Agreement, dated October 19, 1998, by and between Parent,
          Purchaser and each of Paul T. Stoffel, individually, and Kathryn Ayres
          Esping, individually and as Independent Executor of the Estate of P.E.
          Esping and as Director of the Esping Family Foundation.(2)(4)

Exhibit 8 Letter, dated October 23, 1998, to the stockholders of the Company from the Chief Operating Officer of the Company.(1)(4)

Exhibit 9 Opinion of Donaldson Lufkin & Jenrette, dated October 18, 1998.(1)(4)

Exhibit 10 Press Release by the Company, dated October 19, 1998.(2)(4)

Exhibit 11 Complaint -- Matador Capital Management Corporation, Everglades
          Partners, L.P., Everglades Offshore Fund, Ltd. and Contrarian
          Opportunities Fund, L.P. v. BRC Holdings, Inc., ACS Acquisition
          Corporation, Affiliated Computer Services, Inc., Paul T. Stoffel, L.
          D. Brinkman, Robert E. Masterson and David H. Monnich, C.A. No.
          16758-NC (Del. Ch., filed October 30, 1998).(2) (4)

Exhibit 12 Press Release by the Company, dated November 2, 1998.(2) (4)

Exhibit 13 Press Release by Parent, dated November 16, 1998.(2) (5)

Exhibit 14 Letter dated November 16, 1998 from Parent and Purchaser to the
          Company.(2) (5)

------------------------

(1) These documents were included in the materials mailed to stockholders pursuant to the Offer.

(2) These documents were filed with the Securities and Exchange Commission as exhibits to this Statement, but were not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a

    World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Such material may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

(3) Schedules to this Agreement have been omitted but description of such schedules may be found in the Agreement where referred to. The Company hereby undertakes to provide copies of such omitted schedules to the staff of the Commission upon request.

(4) Previously filed.

(5) Filed herewith.

                                   SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                BRC HOLDINGS, INC.

                                By:             /s/ THOMAS E. KIRALY
                                     -----------------------------------------
                                                  Thomas E. Kiraly
                                              CHIEF FINANCIAL OFFICER

Date: November 16, 1998